UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	811-22358
CUSIP NUMBER

(Check One)	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form N-SAR	[X] Form N-CSR

For Period Ended:  September 30, 2013
[_]	Transition Report on Form 10-K
[_]	Transition Report on Form 20-F
[_]	Transition Report on Form 11-K
[_]	Transition Report on Form 10-Q
[_]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

City National Rochdale Structured Claims Fixed Income Fund, LLC

Full Name of Registrant

Rochdale Structured Claims Fixed Income Fund, LLC

Former Name of Registrant if Applicable

570 Lexington Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [  ]

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

City National Rochdale Structured Claims Fixed Income Fund, LLC (the “Fund”) is a closed-end, non-diversified fund.  The shares of the Fund are registered under the Investment Company Act of 1940, but are not registered under the Securities Act of 1933, and are issued solely in private placement transactions.  The Fund is an illiquid investment and shareholders have no right to require the Fund to redeem their shares.  The Fund has conducted no tender offers since its launch on February 24, 2010.

The Fund has experienced delays in completing its audit process for the fiscal year ended September 30, 2013.  The Fund is filing for the extension because the audit process could not be completed by the initial filing date of December 9, 2013 without unreasonable effort and expense.  The extension will allow the Fund additional time to work with the Fund’s newly-retained independent registered public accounting firm, KPMG LLP (“KPMG”), to complete the audit process, particularly with respect to the valuation of a fixed rate note (the “Note”) held by the Fund.  The Fund invests substantially all of its assets in the Note and has held the Note since 2010.

This valuation matter relates to the potential under-valuation of the Note in the current and prior periods and recently came to light during the course of KPMG’s first audit of the Fund’s financial statements (for the fiscal year ended September 30, 2013).  The Fund’s financial statements were previously audited by another independent registered public accounting firm.  Management and KPMG are currently assessing what steps, if any, are necessary to address this matter.  The analysis must be completed and presented to the Fund’s Board of Managers for approval before the financial statements for the fiscal year ended September 30, 2013 can be finalized and the annual report transmitted to shareholders.

The reason causing the inability to timely file could not be eliminated by the registrant without unreasonable effort or expense.  Nevertheless, we anticipate that this matter will be resolved by December 13, 2013, and the Fund would file its Form N-CSR with the Commission on December 20, 2013.

PART IV-OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Kurt Hawkesworth	(212)	702-3551
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).   [X] Yes    [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [_] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

                        City National Rochdale Structured Claims Fixed Income Fund, LLC
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 9, 2013	By:	/s/ Kurt Hawkesworth